UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TPG Pace Energy Holdings Corp.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

872656202**
(CUSIP Number)

June 1, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** The Class A Common Stock has no CUSIP number. The CUSIP number shown is for units, which include Class A Common Stock.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872656202	SCHEDULE 13G	Page 2 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Governors Lane Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,257,376
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,257,376
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,257,376
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 872656202	SCHEDULE 13G	Page 3 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Governors Lane LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 872656202	SCHEDULE 13G	Page 4 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Governors Lane Fund General Partner LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 872656202	SCHEDULE 13G	Page 5 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Isaac Corre
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 872656202	SCHEDULE 13G	Page 6 of 9

Item 1.	(a) Name of Issuer

TPG Pace Energy Holdings Corp.

(b) Address of Issuer’s Principal Executive Offices

301 Commerce St., Suite 3300
Fort Worth, TX 76102

Item 2.	(a) Name of Person Filing

This statement is being filed by (i) Governors Lane Master Fund LP, (ii) Governors Lane LP, (iii) Governors Lane Fund General Partner LLC and (iv) Isaac Corre. Governors Lane LP serves as discretionary investment manager to Governors Lane Master Fund LP and Governors Lane SIF LP. Governors Lane Fund General Partner LLC is the general partner of Governors Lane Master Fund LP and Governors Lane SIF LP. Mr. Corre is the chief executive officer of Governors Lane LP and the managing member of Governors Lane Fund General Partner LLC.

(b) Address of Principal Business Office or, if none, Residence

The address of the principal business office of Governors Lane LP is 510 Madison Avenue, 10th Floor, New York, NY 10022. The address of the principal business office of the remaining Reporting Persons is c/o Governors Lane LP, 510 Madison Avenue, 10th Floor, New York, NY 10022.

(c) Citizenship

(i) Governors Lane Master Fund LP and Governors Lane LP are each a Delaware limited partnership.

(ii) Governors Lane Fund General Partner LLC is a Delaware limited liability company.

(iii) Isaac Corre is a United States citizen.

(d) Title of Class of Securities

Class A Common Stock, referred to herein as the “Class A Common Stock.”

(e) CUSIP No.

The Class A Common Stock has no CUSIP number. The CUSIP number for the units, which include Class A Common Stock, is 872656202.

CUSIP No. 872656202	SCHEDULE 13G	Page 7 of 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

CUSIP No. 872656202	SCHEDULE 13G	Page 8 of 9

Item 4.	Ownership

(a) Amount Beneficially Owned: See Row 9 of the cover sheet for each Reporting Person.

(b) Percent of Class: See Row 11 of the cover sheet for each Reporting Person

(c) Number of shares as to which the person has:

(i)   Sole power to vote or to direct the vote
(ii)  Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

See Rows 5-8 of the cover sheet for each Reporting Person.

The percentages used in this filing are calculated based upon 65,000,000 shares of Class A Common Stock reported to be outstanding in the press release issued by the Issuer on May 10, 2017.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 872656202	SCHEDULE 13G	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2017

Governors Lane Master Fund LP

By:	/s/ Olivia Maginley
	Name:	Olivia Maginley
	Title:	Authorized Signatory

Governors Lane LP

By:	/s/ Olivia Maginley
	Name:	Olivia Maginley
	Title:	General Counsel & Chief Compliance Officer

Governors Lane Fund General Partner LLC

By:	/s/ Olivia Maginley
	Name:	Olivia Maginley
	Title:	Authorized Signatory

/s/ Isaac Corre
Name: Isaac Corre

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: June 9, 2017

Governors Lane Master Fund LP

By:	/s/ Olivia Maginley
	Name:	Olivia Maginley
	Title:	Authorized Signatory

Governors Lane LP

By:	/s/ Olivia Maginley
	Name:	Olivia Maginley
	Title:	General Counsel & Chief Compliance Officer

Governors Lane Fund General Partner LLC

By:	/s/ Olivia Maginley
	Name:	Olivia Maginley
	Title:	Authorized Signatory

/s/ Isaac Corre
Name: Isaac Corre